EXHIBIT 99.1

Electra Announces Nomination of Gerard Hueber, Rear Admiral, U.S. Navy (Retired) to Board of Directors

TORONTO, Sept. 09, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today announces the nomination of Gerard Hueber, Rear Admiral, U.S. Navy (Retired) to its Board of Directors.

Gerard Hueber is a decorated naval leader and seasoned executive with decades of experience spanning the U.S. Navy and industry. Most recently, he served as the Vice President of Naval Power Requirements and Capabilities where he oversaw an $8 billion naval portfolio in Raytheon, a business in RTX, which is the world’s largest aerospace and defense company. In this role, he provided executive oversight of global teams, drove business development and strategy, and managed customer relationships with U.S. and international defense partners creating long-term value from customers, markets and relationships.

“Admiral Hueber’s distinguished career in the U.S. Navy and industry have provided him with invaluable perspective on the intersection of national security and industry,” said Trent Mell, CEO of Electra. “As Electra advances its mission to deliver the critical minerals that unlock energy security and supply chain resilience in North America, his insight will further support our strategy and strengthen our leadership team.”

“I am honored to be nominated to Electra’s Board and to join such a capable and committed team,” commented Hueber. “I look forward to contributing my experience in support of Electra’s strategy and long-term growth and working alongside my fellow directors to help the Company realize its full potential. Electra’s vision will onshore critical mineral supply chains, reduce reliance on China, and strengthen national and economic security. I am excited to play a part in that effort.”

“We look forward to welcoming Admiral Hueber to the Board,” said John Pollesel, Chair of Electra’s Board. “His depth of experience in national security, policy, and industry will complement the strengths of our Board and provide valuable insight as Electra pursues its strategy to deliver critical minerals for North America’s energy future.”

Hueber’s nomination follows the recent addition of David Stetson, further strengthening Electra’s Board with directors who bring additional strategic depth and operational expertise. Hueber’s insights into defense strategy and global supply chain resilience, combined with Mr. Stetson’s capital markets and restructuring experience, add accretive value to the Board as Electra advances its recently announced restructuring and recapitalization (August 21, 2025).

During his 30 plus years Navy career, Rear Admiral Hueber commanded Expeditionary Strike Group THREE, Destroyer Squadron EIGHTEEN and USS STETHEM (DDG 63). He led large and complex organizations, directed maritime security cooperation initiatives across Europe and Africa, and worked U.S. defense strategy in the Office of the Secretary of Defense. He spearheaded transformation efforts at the highest levels of the Navy and his leadership extended to state-level talks for maritime operations and ballistic missile defense, humanitarian assistance and disaster relief operations, global defense strategy, force structure and global force posture.

Hueber holds a Bachelor of Science from the United States Naval Academy and a Master of Arts in National Security and Strategic Studies from the U.S. Naval War College. He is also a Fellow of MIT’s Seminar XXI on Foreign Politics, International Relations and National Interest. Based in Alexandria, Virginia, he continues to advise organizations on defense, strategy, and leadership.

About Electra Battery Materials
Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to establishing the cobalt sulfate refinery, Electra’s strategy includes nickel refining and battery recycling. Growth projects include integrating black mass recycling at its existing refining complex, evaluating opportunities for cobalt production in Bécancour, Quebec, and exploring nickel sulfate production potential in North America. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.